UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 21, 2017

Commission File Number: 1-14446

THE TORONTO-DOMINION BANK

(Registrant’s Name)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F  ☒

This Form 6-K is hereby incorporated by reference into the registration statement of The Toronto-Dominion Bank on Form F-3 (Registration Number 333-211718).

This Form 6-K consists of an Opinion and Consent of Osler, Hoskin & Harcourt LLP, special tax counsel to The Toronto-Dominion Bank, each of which appear as an exhibit hereto and are incorporated into this Form 6-K as if set forth in full herein. The Opinion and Consent of Osler, Hoskin & Harcourt LLP are filed herewith as an exhibit to the Registration Statement of The Toronto-Dominion Bank on Form F-3 filed on May 31, 2016 (File No. 333-211718).

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EXHIBIT INDEX

Exhibit Index
8.4	Opinion of Osler, Hoskin & Harcourt LLP, special tax counsel for the Registrant, as to certain matters of Canadian taxation.

23.5	Consent of Osler, Hoskin & Harcourt LLP, special tax counsel for the Registrant, as to certain matters of Canadian taxation (included in Exhibit 8.4 above).
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INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (Registration Number: 333-211718) of The Toronto-Dominion Bank and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Toronto-Dominion Bank

By:	/s/ Greg Young
	Name:	Greg Young
	Title:	Managing Director

Date: February 21, 2017